EXHIBIT 1
As you know, for over a year shareholders have been requesting to meet with Michael Boskin, chair of the Exxon Mobil board’s Public Issues Committee to discuss climate change, how it will impact Exxon Mobil, and how the Board of Directors is positioning the company to protect and enhance long term shareholder value.
Treasurer Nappier has been joined by other investors with total assets totaling over $1 trillion in requesting this meeting. Mr. Boskin has turned down these requests five times. Treasurer Nappier believes that when a board member refuses to discuss any issue of this magnitude with significant institutional shareholders, it calls into question his or her commitment to representing shareholder interests.
Treasurer Nappier will be calling on shareholders to withhold votes for Mr. Boskin’s election to the Exxon Mobil board at the May 30 annual meeting. The Exxon Mobil proxy is expected to be filed this week.
We will be asking you to join us in this withhold campaign.
We will follow up with you again with a copy of the Treasurer’s open letter to Exxon Mobil shareholders later this week.